Exhibit 5.1

PO Box 10008 Willow House Cricket Square Grand Cayman KY1-1001 Cayman Islands T +1 345 749 2000 F +1 345 749 2100 E cayman@careyolsen.com

Our Reference: 104928126
11 August 2026
NorthStrive Acquisition Corp I. c/o CO Services Cayman Limited Willow House, Cricket Square PO Box 10008 Grand Cayman KY1-1001 Cayman Islands
Dear Sirs and Mesdames

NorthStrive Acquisition Corp I. (the "Company")

1.	Background

We have acted as counsel as to Cayman Islands law to the Company in connection with the Company's registration statement on Form S-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "Act") (including its exhibits, the "Registration Statement") for the purposes of, registering with the Commission under the Act, the offering and sale to the public of:

(a)	up to 11,500,000 units (including 1,500,000 units, which the underwriters, for whom D. Boral Capital LLC are acting as representatives ("Representatives"), will have a 45-day option to purchase from the Company to cover over-allotments, if any) ("Units") at an offering price of US$10 per Unit, each Unit consisting of:

(i) one Class A ordinary share of a par value of US$0.0001 of the Company ("Ordinary Shares"); and

(ii) one redeemable warrant exercisable to purchase one Ordinary Share at a price of US$11.50 per Ordinary Share ("Warrants"); and

(ii) one right to received one-fourth (1/4) of one Ordinary Share upon the consummation of an initial business combination, as described in more detail in the Registration Statement ("Rights"); and

"Carey Olsen" in the Cayman Islands is the business name of Carey Olsen Cayman Limited, a body corporate recognised under the Legal Practitioners (Incorporated Practice) Regulations (as revised). The use of the title "Partner" is merely to denote seniority. Services are provided on the basis of our current terms of business, which can be viewed at: http://www.careyolsen.com/terms-business. CO Services Cayman Limited is regulated by the Cayman Islands Monetary Authority as the holder of a corporate services licence (No. 624643) under the Companies Management Act (as revised).

BERMUDA BRITISH VIRGIN ISLANDS CAYMAN ISLANDS GUERNSEY JERSEY
CAPE TOWN HONG KONG LONDON SINGAPORE

(b)	all Ordinary Shares, Warrants and Rights issued as part of the Units.

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

Capitalised terms used in this Opinion shall have the meanings ascribed to them in this Opinion and/or the Schedules.

2.	Scope of Opinion

This Opinion is given only on the laws of the Cayman Islands in force at the date hereof and is based solely on matters of fact known to us at the date hereof. We have not investigated the laws or regulations of any jurisdiction other than the Cayman Islands (collectively, "Foreign Laws"). We express no opinion as to matters of fact or, unless expressly stated otherwise, the veracity of any representations or warranties given in or in connection with any of the documents set out in Schedule 1.

3.	Documents Reviewed and Enquiries Made

In giving this Opinion we have reviewed originals, copies, conformed copies, certified copies or notarised copies of the documents set out in Schedule 1.

4.	Assumptions and Qualifications

This Opinion is given on the basis that the assumptions set out in Schedule 2 (which we have not independently investigated or verified) are true, complete and accurate in all respects. In addition, this Opinion is subject to the qualifications set out in Schedule 3.

5.	Opinions

We are of the opinion that:

5.1	Due incorporation, existence and status

The Company has been duly incorporated as an exempted company with limited liability under the Companies Act (as revised) of the Cayman Islands (the "Companies Act"), is validly existing and was, at the date of the Certificate of Good Standing, in good standing with the Registrar.

5.2	Issuance of Securities

The Ordinary Shares, including the Ordinary Shares issuable upon exercise of the Warrants and the Rights, to be offered and issued by the Company as contemplated by the Registration Statement have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the Registration Statement, such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

5.3	Legal validity

The execution and delivery of the Unit Certificate, the Warrant Documents and the Right Documents, and the performance by the Company of its obligation thereunder, have been authorised by the Company and, once the Unit Certificate, the Warrant Documents and the Right Documents have been executed and unconditionally delivered by any director or officer of the Company, the Unit Certificate, the Warrant Documents and the Right Documents will have been executed and delivered on behalf of the Company and will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

6.	Reliance

Except as specifically referred to in this Opinion we have not examined, and give no opinion on, any contracts, instruments or other documents (whether or not referred to in, or contemplated by, the Documents). We do not give any opinion on the commercial merits of any transaction contemplated or entered into under or pursuant to the Documents.

This Opinion (and any obligations arising out of or in connection with it) is given on the basis that it shall be governed by and construed in accordance with the laws of the Cayman Islands. By relying on the opinions set out in this Opinion the addressee(s) hereby irrevocably agree(s) that the courts of the Cayman Islands are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Opinion. We assume no responsibility to advise any person entitled to rely on this Opinion, or to undertake any investigations, as to any change in Cayman Islands law (or its application) or factual matters arising after the date of this Opinion, which might affect the opinions set out herein.

This Opinion is addressed to, and is solely for the benefit of, the addressee(s), their counsel and the purchasers of Units pursuant to the Registration Statement, and may not be relied upon by any other person without our prior written consent; provided that, in connection therewith, we hereby consent to the filing of this Opinion as an exhibit to the Registration Statements and to the reference to our firm under the  headings "Legal Matters", "Risk Factors", "Description of Securities—Certain Differences in Corporate Law- Shareholders' Suits", and "Description of Securities—Certain Differences in Corporate Law-Enforcement of Civil Liabilities", in the prospectus included in the Registration Statement. In giving this consent we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours faithfully

/s/ Carey Olsen

Carey Olsen

SCHEDULE 1

DOCUMENTS REVIEWED

A.	Documents Reviewed

1.	The certificate of incorporation of the Company dated 27 April 2026 and a draft of the Amended and Restated Memorandum and Articles of Association of the Company, filed as Exhibit 3.3 to the Registration Statement, to be in effect upon the consummation of the sale of the Ordinary Shares (collectively, the "Articles").

2.	A certificate of good standing relating to the Company issued by the Registrar of Companies of the Cayman Islands (the "Registrar") dated 10 August 2026 (the "Certificate of Good Standing").

3.	The unanimous written resolutions of the directors of the Company (the "Directors") passed on or about 22 July 2026 (the "Resolutions").

4.	The Registration Statement.

5.	A draft of each of the following documents (the "Documents"):

(a)	the form unit certificate representing the Units (the "Unit Certificate");

(b)	the form of the right agreement between the Company and Equiniti Trust Company, LLC and the Right certificate constituting the Rights (the "Warrant Documents"); and

(c)	the form of the right agreement between the Company and Equiniti Trust Company, LLC and the Right certificate constituting the Rights (the "Right Documents"); and

(d)	the underwriting agreement between the Company and the Representatives (the "Underwriting Agreement").

B.	Scope

The above are the only documents we have examined for the purposes of this Opinion.

SCHEDULE 2

ASSUMPTIONS

1.	The full power (including both capacity and authority), legal right and good standing of each of the parties to the Documents (other than the Company under the laws of the Cayman Islands) to execute, date, unconditionally deliver and perform their obligations under, and their due authorisation, execution, dating and unconditional delivery of, the Documents.

2.	Each Document constitutes legal, valid and binding obligations, enforceable in accordance with their terms, of each party to that Document under all laws other than, in the case of the Company, the laws of the Cayman Islands.

3.	All authorisations, consents, filings, registrations or other requirements of governmental, judicial or public bodies and authorities required under any law (including the laws of the Cayman Islands) for any party (other than under the laws of the Cayman Islands, the Company) to execute, or deliver, or enforce any Document or perform any of its obligations under any Document have been obtained, remain valid and subsisting and have been complied with.

4.	The choice of governing law in each of the Documents has been freely made in good faith (for example not made with any intention of avoiding provisions of the law with which the transactions under the Documents have the closest and most real connection) and, where such law is a Foreign Law, would be regarded as a valid and binding selection, which will be upheld by the courts of such jurisdiction as a matter of such governing law and all other laws (other than the laws of the Cayman Islands). There is no reason for avoiding that choice of governing law on grounds of public policy or otherwise.

5.	No invitation, whether directly or indirectly, has been made to the public in the Cayman Islands to subscribe for the Units, Warrants, Rights or Ordinary Shares.

6.	None of the Proceeds of Crime Act (as revised) of the Cayman Islands relating to money laundering, the Misuse of Drugs Act (as revised) of the Cayman Islands relating to drug trafficking or the Terrorism Act (as revised) of the Cayman Islands relating to the financing of terrorism is relevant to the transactions contemplated by the Documents or to any payment made or to be made thereunder.

7.	None of the parties to the Documents are acting, or will act in a matter inconsistent with United Nations or United Kingdom sanctions as implemented under the laws of the Cayman Islands or extended to the Cayman Islands by the Orders of His Majesty in Council.

8.	All necessary consents have been given, actions taken (other than those required pursuant to the laws of the Cayman Islands) and conditions met or validly waived pursuant to the Documents.

9.	The Company has entered into the Documents in good faith for bona fide commercial reasons and on arm's length terms.

10.	The conformity to the original documents of all copy documents supplied to us (whether in hard or soft copy format).

11.	The authenticity, accuracy and completeness of all documents supplied to us, whether as originals or copies.

12.	The genuineness of all signatures, stamps, initials, seals, dates and markings on documents submitted to us.

13.	Each Document will be executed and delivered on behalf of the Company in the form reviewed by us.

14.	There is no document or other information or matter that has not been provided or disclosed to us, which could affect the accuracy of this Opinion.

15.	No Foreign Law qualifies or affects this Opinion.

16.	Words and phrases used in any documents that we have reviewed that are not governed by Cayman Islands law have the same meanings and effect as they would have if those documents were governed by Cayman Islands law.

17.	The Articles in effect at the time of the issue of the Ordinary Shares will be the form reviewed by us.

18.	The power and authority of the Company and the Directors have not been restricted in any way other than as set out in the Documents, memorandum and articles of association of the Company or as arising under Cayman Islands law.

19.	The Directors at the date hereof are, and at the date of the Resolutions were, we set forth in the register of directors and officers of the Company.

20.	There is no contractual or other obligation, prohibition or restriction (other than arising by operation of the laws of the Cayman Islands or as set out in the memorandum and articles of association of the Company) which may limit the Company's ability to enter into or perform its obligations under the Documents.

21.	Prior to, and immediately following the execution of the Documents, each of the parties thereto was solvent (both on a "going concern" and "balance sheet" basis) and did not enter into the Documents with the intent to defraud any creditor, prefer one creditor over another or wilfully defeat any obligation owed to a creditor.

22.	In connection with the Company's entry into and performance of its obligations contained in the Documents, each of its authorised representatives has acted in accordance with his fiduciary and other duties to such Company under all relevant laws (including any relevant Foreign Laws) and the applicable articles of association (including in relation to any obligation to disclose a conflict of interest in connection therewith).

schedule 3

QUALIFICATIONS

1.	The obligations under the Documents will not necessarily be legal, valid, binding or enforceable in all circumstances and this Opinion is not to be taken to imply that each obligation would necessarily be capable of enforcement or be enforced in all circumstances in accordance with its terms. In particular, but without limitation:

(a)	the binding effect, validity and enforceability of obligations may be limited by laws relating to bankruptcy, administration, insolvency, moratorium, liquidation, dissolution, re-organisation and other laws of general application relating to, or affecting the rights of, creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance or the issuing of an injunction are available only at the discretion of the court and may not be available where, for example, damages are considered to be an adequate alternative and we therefore express no opinion on whether such remedies will be granted if sought;

(c)	claims may be or become barred under the laws relating to the prescription and limitation of actions or may become subject to the general doctrine of estoppel or waiver in relation to representations, acts or omissions of any relevant party or may become subject to defences of set-off or counterclaim;

(d)	the courts of the Cayman Islands may not enforce contractual provisions to the extent that the same may be illegal or contrary to public policy in the Cayman Islands (for example, a provision purporting to indemnify or exculpate a person for an action which constitutes actual fraud or a criminal offence) or, if obligations are to be performed in a jurisdiction outside the Cayman Islands, to the extent that such performance would be illegal or invalid or contrary to public policy in that jurisdiction;

(e)	a judgment of the courts of the Cayman Islands may be required to be made in Cayman Islands dollars;

(f)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest will vary according to the currency of the judgment. In a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the party being liquidated determined in accordance with applicable accountancy principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands and as such may not be enforceable;

(g)	the courts of the Cayman Islands may decline to accept jurisdiction in an action where they determine that there is another more appropriate forum in another jurisdiction or that a court of competent jurisdiction has already made a determination of the relevant matter or where there is litigation pending in respect thereof in another jurisdiction or it may stay proceedings if concurrent proceedings are instituted elsewhere;

(h)	there is a presumption that the courts of the Cayman Islands will give effect to an exclusive jurisdiction clause in an agreement and upon application, may stay proceedings brought in the Cayman Islands or grant an anti-suit injunction against a party that commences proceedings elsewhere where such proceedings are in breach of the exclusive jurisdiction clause, unless a party can satisfy the courts of the Cayman Islands that it would be just and equitable to depart from that presumption (for example, not to do so would deprive one party of access to justice);

(i)	any provision purporting to fetter any statutory power of a Cayman Islands partnership or company (for example, a provision restricting the company's power to commence winding up, to alter its memorandum and articles of association or to increase its share capital) may not be enforceable;

(j)	provisions that purport to require parties to reach agreement in the future may be unenforceable for lack of certainty;

(k)	the courts of the Cayman Islands may find that a hybrid dispute resolution clause, though generally recognised under Cayman Islands law, is unenforceable on the grounds, amongst others, that it confers concurrent jurisdiction on an arbitral tribunal and the courts of the Cayman Islands;

(l)	the courts of the Cayman Islands may refuse to enforce a provision that amounts to an indemnity in respect of the costs of enforcement or of unsuccessful proceedings brought in the Cayman Islands where such courts have already made an order to that effect;

(m)	where the courts of the Cayman Islands determine that a contractual term may be interpreted in more than one manner the courts may employ the one that is deemed to be most consistent with business and common sense;

(n)	it is possible that a judgment (in the Cayman Islands or elsewhere) relating to a particular agreement or instrument would be held to supersede the terms of such agreement or instrument with the effect that, notwithstanding any express term to the contrary in such agreement or instrument, such terms would cease to be binding;

(o)	the enforcement of contractual obligations may be limited by the provisions of Cayman Islands law applicable to agreements or contracts held to have been frustrated by events happening after the relevant agreement or contract was entered into; and

(p)	the enforcement of obligations may be invalidated or vitiated by reason of fraud, duress, undue influence, mistake, illegality or misrepresentation.

2.	We offer no opinion as to whether the acceptance of, or the execution or performance of, the Company's obligations under the Documents will or may result in the breach or infringement of any other deed, contract or document entered into by, or binding upon, such Company (other than its articles of association).

3.	As a matter of Cayman Islands law:

(a)	a provision for the payment of additional moneys or the forfeiture of property or rights for breach of a contractual obligation, whether expressed by way of penalty, additional interest, liquidated damages or otherwise, will be unenforceable if such a payment or forfeiture is held to constitute a penalty. We express no opinion as to whether any provision constitutes a penalty;

(b)	certain terms and concepts (for example the difference between "negligence" and "gross negligence"), though commonly used, have not yet been clearly defined by the courts of the Cayman Islands;

(c)	written agreements are only effective from date on which they are signed notwithstanding that they may contain an earlier stated effective or "as of" date;

(d)	notwithstanding that it is expressly stated as such, a power of attorney or other grant of agency (including an agent for service of process) will not be irrevocable unless, as a factual matter, it is coupled with an interest or given to secure a proprietary interest of the donee or the performance of an obligation owed to a donee;

(e)	notwithstanding that a breach of the provisions of a document has caused or is likely to cause damage to a party thereto, or would, on the face of such document, give rise to a specified liability or consequence, a non-breaching party may be under an obligation to take reasonable steps to mitigate any loss and the Cayman Islands courts may take any failure to do so into account when determining whether or not to award damages or grant relief to a claimant;

(f)	the courts may, in limited circumstances (primarily in relation to fiduciary-like or long-term arrangements) imply a contractual duty of good faith on parties, notwithstanding the absence of any such express term in a document;

(g)	only in very limited circumstances (for example, deeds poll and/or where rights are held on trust), can a person who is not party to an agreement governed by Cayman Islands law enforce the terms of that agreement against one or more of the parties thereto, unless such person has been expressly granted the right in the agreement to enforce such terms pursuant to The Contracts (Rights of Third Parties) Act, 2014 of the Cayman Islands; and

(h)	a provision of an agreement that purports to impose obligations on a person who is not party to such agreement will not be enforceable against such person.

4.	We offer no opinion as to the existence or value of, or any party's interest in, any property or assets.

5.	In order to maintain an exempted company in good standing with the Registrar, annual fees must be paid and annual filings must be made with the Registrar within the prescribed periods.

6.	A provision that a calculation, determination, opinion, exercise of power or certificate will be conclusive and binding may not be effective or enforceable if such calculation, determination, opinion, exercise of power or certificate is given unreasonably, arbitrarily or without good faith or which is fraudulent or manifestly inaccurate and will not necessarily prevent judicial enquiry into the merits of any claim.

7.	The question of whether or not any provision of an agreement or document which is illegal, invalid, unenforceable or void may be severed from the other provisions thereof would be determined by the courts of the Cayman Islands in its discretion.

8.	We make no comment on references to any Foreign Laws or to any representations or warranties made in any agreement or document.

9.	The effectiveness of terms releasing or exculpating any party from, or limiting or excluding, a liability (or duty otherwise owed) may be limited by law, and confidentiality obligations may be overridden by the requirements of legal or regulatory process or applicable law.

10.	Failure to exercise a right, or any delay in such exercise, may operate as a waiver of that right notwithstanding a provision to the contrary.

11.	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 5.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

12.	In this opinion letter, the phrase "non-assessable" means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company's assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

13.	We express no opinion on any provision in any agreement or document requiring written amendments and waivers thereof insofar as it suggests that all or other modifications, amendments or waivers could not be effectively agreed upon or granted by or between the parties. It is likely that the provisions of an agreement or document governed by Cayman Islands law may be waived or amended orally or by conduct notwithstanding any such provision.